

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Moshe Edree
Chief Executive Officer
Codere Online Luxembourg, S.A.
7 rue Robert Stümper
L-2557 Luxembourg, Grand Duchy of Luxembourg
R.C.S. Luxembourg: B255798

> **Re: Codere Online Luxembourg, S.A.**
> **Post-Effective Amendment No. 3 to Form F-1 on Form F-3**
> **Filed December 5, 2022**
> **File No. 333-262940**

Dear Moshe Edree:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 3 to Form F-1 on Form F-3

General

1. We note the Form F-1 declared effective March 11, 2022 registered the resale of 8,034,500 Ordinary Shares and 37,000 Parent Warrants and that you seek to now register the resale of 40,391,000 Ordinary Shares and 185,000 Parent Warrants via post-effective amendment. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation Question 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Willisch